

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2012

Via E-mail
Stephen J. Smith
Executive Vice President and Chief Financial Officer
Elizabeth Arden, Inc.
2400 SW 145th Avenue
Miramar, FL 33027

     Re: Elizabeth Arden, Inc.
                  Form 10-K for the Year Ended June 30, 2012
                  Filed August 10, 2012
                  File No. 1-6370

Dear Mr. Smith:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ John Cash, for

               Rufus Decker
               Accounting Branch Chief